FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
May 9, 2011
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K
Other Events.
As a result of finalization of internal review procedures completed after the Company’s announcement on March 9, 2011 of its financial results for full year 2010, and also as a result of a preliminary tax position based on further information we received in April 2011 at one of the Company’s China-based subsidiaries, the Company is reporting adjusted financial results. The Company’s “income tax payable” is increased from $40.4 million to $66.7 million, and its full year income tax expense increased from negative $2.5 million to $23.8 million.
Secondly, the Company has reclassified prepaid land use rights from “intangibles” to “other non-current assets” of $36.9 million.
Lastly, due to the finalization of the purchase price allocation for our acquisition of Zhenjiang Rietech New Energy Science Technology Co., Ltd., the Company has made the following adjustments to the previously announced results: reduced “intangible assets (net)” by an additional $21.7 million as of December 31, 2010, together with the previously mentioned reclassification of prepaid land use rights, the previously reported “intangible assets (net)” was reduced from $214.6 million to $156.0 million; increased “goodwill” to $278.0 million from the previously reported $251.6 million; reduced “current deferred tax assets” from $24.6 million to $22.6 million; increased “non-current deferred tax liabilities” from $13.8 million to $15.6 million, and increased “equity in net earnings (loss) of affiliates” from the previously reported $249.9 million to $250.8 million.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Kim Liou
Name:	Kim Liou
Title:	General Counsel

Date: May 9, 2011